A copy of this amended and restated preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario, but has not yet become final for the purpose of the sale of securities.  Information contained in this amended and restated  preliminary short form prospectus may not be complete and may have to be amended.  The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of Platinum Group Metals Ltd. at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone (604) 899-5450 and are also available electronically at www.sedar.com.

The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any state securities laws. Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold within the United States of America, or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the 1933 Act), and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS
Amending and Restating the Preliminary Short Form Prospectus dated May 27, 2009

NEW ISSUE

May 29, 2009

PLATINUM GROUP METALS LTD.

Cdn$31,923,220
22,802,300 Units

This short form prospectus qualifies the distribution (the “Offering”) of 22,802,300 units (the “Units”) of Platinum Group Metals Ltd. (the “Company” or “Platinum”) at a price of Cdn$1.40 per Unit (the “Offering Price”), with each Unit consisting of one common share in the capital of the Company (each, a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”).  Each Warrant will entitle the holder thereof to purchase one Common Share (each, a “Warrant Share”) at an exercise price of Cdn$1.75 per Warrant Share at any time up to 5:00 p.m. (Vancouver time) on the date which is 18 months from the Closing Date (as defined below).  The Units will be issued by the Company and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of May 29, 2009 between the Company, Thomas Weisel Partners Canada Inc., RBC Dominion Securities Inc., GMP Securities L.P. and Raymond James Ltd. (collectively, the “Underwriters”).  The Offering Price has been determined by negotiation between the Company and the Underwriters.

The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PTM” and on the NYSE Amex (the “NYSE-A”) under the symbol “PLG”.  On May 28, 2009, the last trading day before the filing of this short form prospectus, the closing price of the Common Shares on the TSX was Cdn$1.60 and the closing price of the Common Shares on the NYSE-A was US$1.43.  Platinum has applied to list on the TSX and NYSE-A: (i) the Common Shares and Warrants to be issued upon closing of the Offering; (ii) the Over-Allotment Shares (as defined below) and Over-Allotment Warrants (as defined below) to be issued at any time upon exercise of the Over-Allotment Option (as defined below); (iii) the Warrant Shares to be issued upon due exercise of the Warrants; and (iv) the Over-Allotment Warrant Shares (as defined below) to be issued upon due exercise of the Over-Allotment Warrants.  Listing will be subject to the Company fulfilling all of the listing

- ii -

requirements of the TSX and the NYSE-A.  Listing of the Warrants will be subject to the TSX requirements in respect of the distribution of the Warrants to a minimum number of public securityholders.

An investment in the Units involves a high degree of risk.  See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.  There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this short form prospectus.  This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.  See “Plan of Distribution” and “Risk Factors”.

Price: Cdn$1.40 per Unit

	Price to the Public	Underwriters’ Fee (1)	Net Proceeds to the Company(2)(3)
Per Unit	Cdn$1.40	Cdn$0.084	Cdn$1.316
Total(3)	Cdn$31,923,220	Cdn$1,915,393	Cdn$30,007,827

Notes:

(1)

Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee of Cdn$1,915,393 (the “Underwriters’ Fee”), representing 6% of the aggregate gross proceeds of the Offering.  See “Plan of Distribution”.

(2)

After deducting the Underwriters’ Fee, but before deducting expenses of the Offering, estimated to be Cdn$275,000 and which will be paid from the proceeds of the Offering.

(3)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, to purchase up to an additional 3,420,345 Common Shares at a price of Cdn$1.36 per Common Share (the “Over-Allotment Shares”) and up to an additional 1,710,172 Warrants at a price of Cdn$0.08 per Warrant (the “Over-Allotment Warrants” and, together with the Over-Allotment Shares, the “Over-Allotment  Securities”), or a combination thereof, to cover over-allotments, if any, and for market stabilization purposes. The aggregate number of Over-Allotment  Shares and Over-Allotment  Warrants to be issued under the Over-Allotment Option will not exceed 3,420,345 Over-Allotment  Shares and 1,710,172 Over-Allotment Warrants.  If the Over-Allotment Option is exercised in full, the total Price to the Public, the Underwriters’ Fee and the Net Proceeds to the Company (before deducting expenses of the Offering), will be Cdn$36,711,703, Cdn$2,202,702 and Cdn$34,509,001, respectively. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Securities upon exercise of the Over-Allotment Option. Unless the context otherwise requires, all references to “Common Shares” and “Warrants” in this prospectus include the Over-Allotment  Shares and Over-Allotment Warrants that comprise the Over-Allotment  Securities. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Company by Gowling Lafleur Henderson LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  Closing is expected to take place on or about June 16, 2009, or such other date as may be agreed between the Company and the Underwriters, but in any event no later than July 17, 2009 (the “Closing Date”).  Certificates representing the Common Shares and Warrants will be issued in registered form on the Closing Date.  The Common Shares and the Warrants will each trade separately.  In connection with the Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares and Warrants in accordance with applicable market stabilization rules.  Such transactions, if commenced, may be discontinued at any time.  See “Plan of Distribution”.

- iii -

The following table sets forth the number of securities issuable under the Over-Allotment Option:

Underwriters’ Position	Maximum Number of Available Securities	Exercise Period	Exercise Price
Over-Allotment Option	3,420,345 Over-Allotment Shares and 1,710,172 Over-Allotment Warrants	at any time up to 30 days from the Closing Date	Cdn$1.36 per Over-Allotment Share and Cdn$0.08 per Over-Allotment Warrant

The head office of the Company is located at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5, and its registered office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

Investors should rely only on the information contained in or incorporated by reference into this short form prospectus.  The Company has not authorized anyone to provide investors with different information.  Neither the Company nor the Underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted.  Investors should not assume that the information contained in this short form prospectus is accurate as of any date other than the date on the front of this short form prospectus.  The Company’s business, operating results, financial condition and prospectus may have changed since that date.

- iv -

TABLE OF CONTENTS

Page

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

5

RESERVE AND RESOURCE DISCLOSURE

6

ELIGIBILITY FOR INVESTMENT

6

DOCUMENTS INCORPORATED BY REFERENCE

7

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

8

THE COMPANY

10

BUSINESS OF THE COMPANY

10

CONSOLIDATED CAPITALIZATION

14

USE OF PROCEEDS

14

PRIOR SALES

15

MARKET FOR SECURITIES

16

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

17

PLAN OF DISTRIBUTION

19

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

21

RISK FACTORS

24

LEGAL MATTERS

26

INTERESTS OF EXPERTS

26

AUDITORS, TRANSFER AGENT AND REGISTRAR

27

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

27

AUDITORS’ CONSENT

A-1

CERTIFICATE OF THE COMPANY

C-1

CERTIFICATE OF THE UNDERWRITERS

C-2

The Company’s financial statements that are incorporated by reference into this short form prospectus have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Unless otherwise indicated, all information in this short form prospectus assumes no exercise of the Over-Allotment Option.

Unless the context otherwise requires, references in this short form prospectus to “Platinum” or the “Company” includes Platinum Group Metals Ltd. and each of its material subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of the Securities Act (British Columbia), the Securities Act (Ontario) and the Securities Act (Alberta).  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future (including without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flows and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production and the Company’s exploration and development plans and objectives with respect to its projects) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results were realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events of the Company to differ materially from current expectations include, among other things: metals price volatility; additional financing requirements; economic and political instability; the ability to obtain and maintain necessary permits; fluctuations in the relative values of the Canadian dollar as compared to the South African Rand and the United States dollar; the ability of the Company to purchase the necessary surface rights for its mineral properties; property title risks including defective title to mineral claims or property; the mineral exploration industry is extremely competitive; South African foreign exchange controls may limit repatriation of profits; the Company’s designation as a “passive foreign investment company”; discrepancies between actual and estimated reserves and resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future; success of exploration activities and permitting time lines; the speculative nature of mineral exploration, development and mining, including the risks of obtaining necessary licenses and permits; exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, mine collapses, cave-ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; the Company’s limited experience with development-stage mining operations; the Company has a history of losses; most of the Company’s properties contain no known reserves; the ability of the Company to retain its key management employees; conflicts of interest; dilution through the exercise of outstanding options and warrants; share price volatility and no expectation of paying dividends; the failure to close, in a timely manner or at all, the proposed restructuring of the Western Bushveld Joint Venture; any disputes or disagreements with the Company’s joint venture partners; socio-economic instability in South Africa or regionally; the Company’s land and mineral rights in South Africa could be subject to land restitution claims; any adverse decision in respect of the Company’s mineral rights and projects in South Africa; the introduction of South African State royalties where the Company’s current mineral reserves are located; and the other risks disclosed under the heading “Risk Factors” in this short form prospectus and under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated December 1, 2008 which is available electronically at www.sedar.com and which is incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource and mineral reserve figures referred to in this short form prospectus are estimates and no assurances can be given that the indicated levels of 4E (as defined below) will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource and reserve estimates included in this short form prospectus are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in National Instrument 43-101 (“NI 43-101”).  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

RESERVE AND RESOURCE DISCLOSURE

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this short form prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ELIGIBILITY FOR INVESTMENT

In the opinion of Gowling Lafleur Henderson LLP, counsel for the Company, and Stikeman Elliott LLP, counsel for the Underwriters, based on the provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and a certificate of an officer of the Company relating to certain factual matters, the Common Shares and Warrants comprising the Units, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered disability savings plans, registered retirement income funds, deferred profit sharing plans, tax-free savings accounts (“TFSA”) and registered education savings plans, provided that (i) in the case of the Warrants, either (a) the Warrants are listed on a designated stock exchange (which includes the TSX), or (b) the Warrant Shares are a qualified investment and the Company deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan, and (ii) in the case of Common Shares, any class of share of the Company is listed on a designated stock exchange in Canada.  Notwithstanding that the Common Shares and Warrants may be qualified investments for a trust governed by a TFSA, a holder of a TFSA will be subject to a penalty tax on the Common Shares or Warrants held in the TFSA if the Common Shares or Warrants, as applicable, are a “prohibited investment” for that TFSA.  The Common Shares and Warrants will generally be a “prohibited investment” if the holder of a TFSA does not deal at arm’s length with the Company for the purposes of the Tax Act or the holder of the TFSA has a “significant interest” (within the meaning of the Tax Act) in the Company or a corporation, partnership or trust with which the Company does not deal at arm’s length for purposes of the Tax Act.  Purchasers of Units are advised to consult their own tax advisors.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Ontario and Québec (collectively, the “Commissions”).  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone (604) 899-5450 and are also available electronically at www.sedar.com.

The following documents of the Company, filed by the Company with the Commissions, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)

the annual information form of the Company dated December 1, 2008 for the financial year ended August 31, 2008 (the “Annual Information Form”) (including the documents incorporated by reference therein);

(b)

the management information circular of the Company dated for reference December 1, 2008 prepared for the purposes of the annual general meeting of the Company held on January 13, 2009 (the “2008 Circular”);

(c)

the audited comparative consolidated financial statements of the Company as at and for the financial year ended August 31, 2008, together with the notes thereto and the auditors’ reports thereon (the “Financial Statements”);

(d)

management’s discussion and analysis of the Company for the financial year ended August 31, 2008 (the “2008 MD&A”);

(e)

the unaudited interim comparative consolidated financial statements of the Company for the interim period ended February 28, 2009, together with the notes thereto;

(f)

management’s discussion and analysis of the Company for the six months ended February 28, 2009 (the “2009 MD&A”);

(g)

the material change report of the Company dated September 3, 2008 filed on Form 51-102F3 and accompanying press release dated September 2, 2008, announcing that the Company had agreed to a term sheet with Anglo Platinum Limited (“Anglo Platinum”) and Wesizwe Platinum Limited (“Wesizwe”) to consolidate and rationalize the Western Bushveld Joint Venture;

(h)

the material change report of the Company dated September 22, 2008 filed on Form 51-102F3 announcing that the Company is creating a new exploration joint venture adjoining the Xstrata PLC Eland platinum project area at the eastern end of the Western Bushveld complex in South Africa;

(i)

the material change report of the Company dated October 3, 2008 filed on Form 51-102F3 announcing a non-brokered private placement of 4,910,470 Common Shares of the Company at a price of Cdn$1.55 per share for gross proceeds of Cdn$7,611,229;

(j)

the material change report of the Company dated October 7, 2008 filed on Form 51-102F3 announcing that 4,781,370 Common Shares of the Company have been issued, while a further 129,100 are allotted for issue pursuant to the non-brokered private placement previously announced;

(k)

the material change report of the Company dated December 18, 2008 filed on Form 51-102F3 announcing that the Company, along with Anglo Platinum and Wesizwe have executed definitive agreements to consolidate and rationalize the Western Bushveld Joint Venture;

(l)

the material change report of the Company dated March 9, 2009 filed on Form 51-102F3 announcing that the Company entered in to an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) pursuant to which it granted JOGMEC an option to earn 35% of Platinum’s War Springs Project interest in South Africa; and

(m)

the material change report of the Company dated April 15, 2009 filed on Form 51-102F3 announcing the publication of the Company’s financial results for the period ending February 28, 2009 and providing a corporate update.

In addition to any document required to be incorporated by reference in this short form prospectus under applicable securities laws, any document of the type referred to above (excluding confidential material change reports) or referenced to in section 11.1 of Form 44-101F1 – Short Form Prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement herein or in any subsequently filed document that is also or is deemed to be incorporated by reference herein.  Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this short form prospectus are references to Canadian dollars.  References to “Cdn$” are to Canadian dollars, references to “US$” are to United States dollars and references to “ZAR”, “R” or “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the United States dollar expressed in Canadian dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of United States dollars into Canadian dollars.

Year Ended August 31
	2008	2007	2006

Average rate for period	Cdn$1.0065	Cdn$1.1206	Cdn$1.1476
Rate at end of period	Cdn$1.0626	Cdn$1.0564	Cdn$1.1066
High for Period	Cdn$0.9170	Cdn$1.0372	Cdn$1.0990
Low for Period	Cdn$1.0678	Cdn$1.1853	Cdn$1.1960

The noon rate of exchange on May 28, 2009 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals Cdn$1.1124.

The following table sets forth the rate of exchange for the South African Rand expressed in Canadian dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Rand into Canadian dollars.

Year Ended August 31
	2008	2007	2006

Average rate for period	Cdn$0.1366	Cdn$0.1554	Cdn$0.1775
Rate at end of period	Cdn$0.1380	Cdn$0.1474	Cdn$0.1537
High for Period	Cdn$0.1514	Cdn$0.1692	Cdn$0.1945
Low for Period	Cdn$0.1222	Cdn$0.1422	Cdn$0.1512

The noon rate of exchange on May 28, 2009 as reported by the Bank of Canada for the conversion of Rand into Canadian dollars was one Rand equals Cdn$0.1381.

THE COMPANY

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and in Ontario, Canada.

The Company has two wholly-owned subsidiaries which are incorporated under the company laws of the Republic of South Africa. The Company conducts all of its South African exploration and development work though its wholly-owned direct subsidiary, Platinum Group Metals (RSA) (Pty) Limited (“PTM RSA”). In 2003, the Company acquired PTM RSA for the purposes of holding mineral rights and conducting operations on behalf of the Company in South Africa. PTM RSA holds 100% of the shares of a newly formed property holding company named Wesplats Holding (Pty) Ltd. (“Wesplats”). The registered and records office of PTM RSA and Wesplats are located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, Gauteng Province, Republic of South Africa. The principal business address of the Company is Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5. The principal business address of PTM RSA is Technology House, Greenacres Office Park, Victory Park, Johannesburg, 2193, Gauteng Province, Republic of South Africa.

BUSINESS OF THE COMPANY

Currently, the Company’s key and only material mineral project is its 37% interest in the Western Bushveld Joint Venture (the “WBJV”), a platinum exploration and development project on combined mineral rights covering approximately 72 square kilometres within the Western Bushveld Complex of South Africa (the “WBJV Project”).  The majority of the Company’s exploration and development activities to date have been focused on Projects 1 and 3 of the WBJV in order to advance them to the feasibility stage.  On July 7, 2008, the Company announced the results of the Feasibility Study on Project 1 of the WBJV.

Western Bushveld Joint Venture

Information in this short form prospectus regarding the WBJV is derived from information contained in the Annual Information Form and other documents incorporated by reference herein which is supported by the following technical reports:

(a)

Technical Report (Feasibility Study) WBJV Project 1 (Elandsfontein and Frischgewaagd), dated July 7, 2008 (the “Feasibility Study”) (Prepared by Messrs. Gordon Cunningham, Charles J. Muller, T. Spindler, B. Stewart, and S. McVey, each a “qualified person” under NI 43-101); and

(b)

Competent Persons Report on Project 3 of the WBJV, located on the Western Limb of the Bushveld Igneous Complex, South Africa, dated April 25, 2008 (the “Project Area 3 Report”) (Prepared by Mr. Charles J. Muller, a “qualified person” under NI 43-101);

(collectively the “Reports”).

Background

In October 2004, the Company entered into the Western Bushveld Joint Venture Agreement (the “WBJV Agreement”) and announced the formation of the WBJV with the Company (37% interest held through PTM RSA), Anglo Platinum (37% interest) (held through its subsidiary Rustenberg Platinum Mines Ltd. (“RPM”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) (26% interest) to pursue platinum exploration and development on the WBJV Project.  Africa Wide was subsequently acquired by Wesizwe in September 2007 and remains a wholly-owned subsidiary of Wesizwe.

On September 2, 2008, the Company announced an agreement in principle to consolidate and rationalize the ownership of the WBJV (the “WBJV Restructuring”).  On December 9, 2008, the Company announced the execution of definitive agreements formalizing the earlier announcement.  Assuming completion of the WBJV Restructuring, on the effective date, RPM will vend its entire 37% participation interest in the WBJV and its prospecting rights in Projects 1, 2 and 3 to Wesizwe for common shares representing approximately a 26.5% interest in Wesizwe.  Concurrently, Wesizwe shall transfer the 37% participation interest in the WBJV acquired from RPM and the prospecting rights in Projects 1 and 3 to Africa Wide.  Further concurrently, Africa Wide shall transfer its 26% participation interest in the WBJV together with the 37% participation interest in the WBJV acquired from Wesizwe and all the prospecting rights in Projects 1 and 3 then held by it to a holding company (“WBJV Holdco”). The Company shall simultaneously transfer its 37% participation interest in the WBJV and its prospecting rights in Projects 1 and 3 to WBJV Holdco.  In consequence of these transactions, 100% of the collective WBJV participation interests and all of the prospecting rights in Projects 1 and 3 will be transferred to WBJV Holdco.  Platinum will acquire a 54.75% interest in WBJV Holdco and the right to acquire up to an additional 19.25% interest in WBJV Holdco (through share subscription) (the “WBJV Holdco Subscription Right”).  Platinum may exercise its WBJV Holdco Subscription Right, from time to time until its expiration to acquire up to an additional 19.25% interest in WBJV Holdco for a total subscription price of approximately R409 million in cash, assuming Platinum fully exercises the WBJV Holdco Subscription Right (approximately Cdn$56.5 million as at May 28, 2009).  Platinum’s WBJV Holdco Subscription Right will expire 270 days (or such longer period as the parties may agree to in writing) after the effective date of the WBJV Restructuring.  Assuming that Platinum fully subscribes for the additional shares of WBJV Holdco, the subscription funds will be held in escrow to be applied towards Wesizwe’s capital requirements for Projects 1 and 3.  Assuming completion of the WBJV Restructuring and the Company fully exercising its WBJV Holdco Subscription Right for the additional 19.25% interest in WBJV Holdco, the Company’s interest in Projects 1 and 3 will be increased to 74% (with Wesizwe, through its subsidiary, Africa Wide, holding the remaining 26% interest in Projects 1 and 3). Further, assuming completion of the WBJV Restructuring, the Company’s indirect interests in Project 2, which it held through the WBJV, will be eliminated.  The effective date of the WBJV Restructuring will occur upon the completion of conditions precedent and the approval of the WBJV Restructuring by the Department of Minerals and Energy in South Africa (“DME”).  The effective date is expected in mid to late 2009.  Should the Company not exercise its WBJV Holdco Subscription Right, the Company’s interest in Projects 1 and 3 will remain 54.75%.

Pursuant to the terms of the WBJV Restructuring, the Company is required to make certain payments to Anglo Platinum in respect of the equalization of ounces contributed by Anglo Platinum to the WBJV. The Company will use a portion of the net proceeds of the Offering to make such payments to Anglo Platinum. See “Use of Proceeds”.

The WBJV Project is located on the western limb of the Bushveld Igneous Complex, North West Province and is 110 kilometres west-northwest of Pretoria and 120 kilometres from Johannesburg.  All of the mineral rights for the properties of the WBJV are now held under New Order Prospecting Permits which were granted in terms of the Mineral and Petroleum Resources Development Act of 2002 (“MPRDA”) by the DME, it being the appropriate authority in the Government of South Africa.  Three functional project areas have been identified within the WBJV Project area based on identifiable geological boundaries and the specific ownership interests of the various mineral rights involved.  The three functional project areas are as follows:

Name	Status	Interest in Minerals to WBJV	Platinum’s Current Attributable Interest	Platinum’s Restructured Attributable Interest	Operator
Project 1	Feasibility Study by the Company as project operator, dated July 7, 2008	100%	37%	74%(1)	Platinum
Project 2	Feasibility Study by Wesizwe as project operator, dated March 31, 2008	50%	18.5%	nil%(1)	Wesizwe
Project 3	Inferred Resource announced April 25, 2008	100%	37%	74%(1)	Platinum

(1)

Assuming completion of the WBJV Restructuring and Platinum fully exercising its WBJV Holdco Subscription Right.

Mineral Resources and Reserves

The Company provided a statement of Reserves and Resources with the Feasibility Study.  Resources in the Measured and Indicated categories can be included in a financial model under SAMREC and NI 43-101 guidelines.  Summary resource details from the Feasibility Study in respect of Project 1, and the Project Area 3 Report in respect of Project 3 follow in the table below.  Assuming the completion of the WBJV Restructuring and the Company fully exercising its WBJV Holdco Subscription Right, Platinum will acquire a 74% interest in the platinum, palladium, rhodium and gold (platinum, palladium, rhodium and gold collectively referred to as “4E”) ounces attributable to Projects 1 and 3 of the WBJV.  The prill splits and 4E estimates for Project 1 and 3 have been tested for reasonableness by kriging on the individual elements.  Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple Kriging for Project 1.

Current spot prices of 4E in aggregate are lower than the base case long term metal prices as set out in the Feasibility Study, but are within the range (in aggregate, including exchange rates for the Merensky Reef pricing) of the sensitivity analysis contained in the Feasibility Study.

The following is a statement of Revised Attributable Reserves and Resources presenting both Platinum’s current interest in the WBJV Project and presenting Platinum’s interest assuming completion of the WBJV Restructuring and Platinum fully exercising its WBJV Holdco Subscription Right; however, additional information regarding the resource calculation can be found in the Reports, the Annual Information Form and the 2009 MD&A.  Reserves here are a sub-set of measured and indicated resources including mining factors and are not in addition to the resources.   The 4E cut-off in the tables below are 300 cmg/t for Project 1 and 100 cmg/t for Project 3 (“cmg/t” refers to the grade at the stipulated resource cut width (in centimetres)).

Resource Effective Date	Reef	Resource Category	Tonnes (million)	Grade (4E) (g/t)	Width (meters)	Prill Split (4E)				WBJV Ozs (millions)	PTM Interest	PTM Ozs (millions)
						PT	Pd	Rh	Au
Project 1
07-Jul-08	MR	Measured	5.491	7.94	1.08	64%	27%	4%	5%	1.402	74%	1.037
07-Jul-08	UG2	Measured	6.539	3.91	1.41	63%	26%	10%	1%	0.822	74%	0.609
07-Jul-08	MR	Indicated	10.814	7.75	1.09	64%	27%	4%	5%	2.695	74%	1.994
07-Jul-08	UG2	Indicated	17.464	4.13	1.34	63%	26%	10%	1%	2.319	74%	1.718
07-Jul-08	MR	Inferred	0.217	7.95	0.93	64%	27%	4%	5%	0.055	74%	0.041
07-Jul-08	UG2	Inferred	2.311	4.47	1.34	63%	26%	10%	1%	0.332	74%	0.246
Project 1A
07-Jul-08	MR	Inferred	1.872	6.48	1.15	64%	27%	4%	5%	0.390	74%	0.289
07-Jul-08	UG2	Inferred	2,973	5.00	1.57	63%	26%	10%	1%	0.468	74%	0.354
Project 3
25-April-09	MR	Inferred	4.040	6.26	1.12	64%	27%	4%	5%	0.814	74%	0.814
25-April-09	UG2	Inferred	6.129	5.51	1.22	62%	28%	9%	1%	1.086	74%	1.086

Totals Projects 1, 1A and 3
MR	Measured	5.491	7.94	1.08	64%	27%	4%	5%	1.402	74%	1.037
UG2	Measured	6,539	3.91	1.41	63%	26%	10%	1%	0.823	74%	0.609
MR	Indicated	10.814	7.75	1.09	64%	27%	4%	5%	2.694	74%	1.994
UG2	Indicated	17.464	4.13	1.34	63%	26%	10%	1%	2.321	74%	1.718
MR	inferred	6.128	6.39	1.12	64%	27%	4%	5%	1.259	74%	0.932
UG2	Inferred	11,413	5.17	1.34	63%	26%	10%	1%	1.896	74%	1.403
Totals
Measured and Indicated		40,308	5.58	1.25	64%	27%	7%	2%	7.24	74%	1.037
Inferred		17,541	5.59	1.26	63%	27%	7%	3%	3.155	74%	2.335

Merensky Reserves Project 1 (74% Company Interest Pending)
Tonnes t	4E g/t	Content Moz 4E	Platinum Group Interest	Platinum Group Mozs
Merensky Proven
6,706,482	5.55	1.198	74%	0.886
Merensky Probable
11,382,035	5.39	1.971	74%	1.459
Total Merensky Mineral Reserves
18,088,517	5.45	3.169	74%	2.345

UG2 Reserves Project 1 (74% Company Interest Pending)
Tonnes t	4E g/t	Content Moz 4E	Platinum Group Interest	Platinum Group Mozs
UG2 Proven
4,245,280	3.38	0.461	74%	0.341
UG2 Probable
7,051,016	3.42	0.775	74%	0.574
Total UG2 Mineral Reserves
11,296,296	3.40	1.236	74%	0.915

Notes:

(1)

Where used in the above three tables, “MR” refers to Merensky Reef, and “UG2” refers to Upper Group 2 Reef .

(2)

The qualified persons under NI 43-101 (“Qualified Person”) for the information in the above three tables respecting Project 1, derived from the Feasibility Study, are Charles Muller and Gordon Cunningham, who were independent of the Company as at the effective dates in the tables.  The qualified person for the information in the first table above respecting Project 3, derived from the Project 3 Report is Charles Muller, who was independent of the Company as at the effective dates in the table.

(3)

Cautionary Note to U.S. Investors with respect to the information in the above three tables: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  The Company uses certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” and “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  “Resources” are not “Reserves” and so do not have demonstrated economic viability.  U.S. investors are urged to consider closely the disclosure in the Company’s U.S. regulatory filings, File No. 0-033562, which may be secured from the Company, or from the SEC’s website at:  http://sec.gov.

Other Projects

The Company also holds interests in various other early stage exploration projects located in Canada and in South Africa.  The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Readers are encouraged to review the Annual Information Form and the Reports, which are filed electronically under the Company’s profile at www.sedar.com for more information regarding the Company, the WBJV Project and the Company’s other properties and projects.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at the dates indicated, before and after completion of the Offering.  This table should be read in conjunction with the consolidated financial statements of the Company (including the notes thereto) incorporated by reference in this short form prospectus.

	As at February 28, 2009 before giving effect to the Offering (unaudited)	As at February 28, 2009 after giving effect to the Offering(1) (unaudited)	As at February 28, 2009 after giving effect to the Offering and the exercise of the Over-Allotment Option(2) (unaudited)
Accounts Payable and Accrued Liabilities	Cdn$2,650,387	Cdn$2,650,387	Cdn$2,650,387
Common Shares (authorized-unlimited)	Cdn$62,852,923 (67,701,967 Common Shares)	Cdn$92,585,750(3) (90,504,267 Common Shares)	Cdn$97,086,924(4) (93,924,612 Common Shares)
Convertible Securities	5,492,625 stock options 0 warrants	5,492,625 stock options 11,401,150 warrants	5,492,625 stock options 13,111,322 warrants
Total Liabilities and Shareholders’ Equity	Cdn$35,595,077	Cdn$65,327,904	Cdn$69,829,078

Notes:

(1)

Assuming issuance of the Common Shares and no exercise of the Warrants or the Over-Allotment Option.  See “Plan of Distribution”.  Also assumes that all net proceeds of the Offering will be allocated to the Common Shares.

(2)

Assuming issuance of the Common Shares, including the exercise of the Over-Allotment Option, but no exercise of the Warrants.  See “Plan of Distribution”.

(3)

After deducting the Underwriters’ Fee of Cdn$1,915,393 and expenses of the Offering which are estimated to be Cdn$275,000.

(4)

After deducting the Underwriters’ Fee of Cdn$2,202,702 and expenses of the Offering which are estimated to be Cdn$275,000.

USE OF PROCEEDS

The estimated net proceeds received by the Company from the Offering (assuming no exercise of the Over-Allotment Option) will be Cdn$29,732,827 (determined after deducting the Underwriters’ Fee of Cdn$1,915,393 and estimated expenses of the Offering of Cdn$275,000).  If the Over-Allotment Option is exercised in full, the estimated net proceeds received by the Company from the Offering will be Cdn$34,234,001 (determined after deducting the Underwriters’ Fee of Cdn$2,202,702 and estimated expenses of the Offering of Cdn$275,000).

The Company intends to use approximately Cdn$28,300,000 of the net proceeds to pay Anglo Platinum pursuant to the WBJV Restructuring, for the equalization of ounces contributed by Anglo Platinum to the WBJV pursuant to the WBJV Restructuring.  While the payment to Anglo Platinum is currently estimated to be approximately R205 million (or approximately Cdn$28.3 million), the actual payment amount is subject to: (i) final agreement between Anglo Platinum and the Company and is to be calculated on the basis of ounces contributed by the parties with reference back to the independent calculations in the Feasibility Study; and (ii) certain adjustments with respect to the US$, Rand and Cdn$ exchange rates.  The remainder of the net proceeds will be used for general working capital.

If the Over-Allotment Option is exercised in full by the Underwriters, the increase in net proceeds of Cdn$4,501,174 will be used for detailed implementation preparations to be made by the Company including working with the key potential contractors and the potential suppliers of water and power.

Although the Company intends to use the funds from the Offering as set forth above, the actual allocation of the net proceeds may vary from those set out above, depending on future developments in Platinum’s mineral properties or unforeseen events.

The Company must also complete additional engineering work and consider potential changes in capital costs, power availability and project implementation schedules due to changes in the mining market, metals prices and other factors since July 2008 when the Feasibility Study was completed.  The Company has generally found an improvement of the availability of contractors and equipment, with a corresponding lowering of costs. Currently, the general outline of project implementation, costs and timing is believed by management of the Company to be appropriate but with an approximate delay to the project start of 9 to 12 months from the dates in the Feasibility Study due to the recent market volatility and change in capital markets, completion of the restructuring agreements and the subsequent delay in project funding.

PRIOR SALES

The following disclosure relates to the Common Shares and securities that are convertible into Common Shares issued or granted during the twelve-month period prior to the date of this short form prospectus.

Date Granted/Issued	Type of Security	Number Issued	Exercise or Issue Price
May 6, 2008	Options to purchase Common Shares	100,000(1)	Cdn$2.75
July 29, 2008	Options to purchase Common Shares	20,000(1)	Cdn$3.15
October 3 and 7, 2008	Common Shares	4,910,470	Cdn$1.55
October 3, 2008	Common Shares	60,000	Cdn$1.55
October 15, 2008	Options to purchase Common Shares	1,727,000(1)	Cdn$1.60
December 24, 2008	Options to purchase Common Shares	100,000(1)	Cdn$1.60

February 2, 2009	Options to purchase Common Shares	50,000(1)	Cdn$1.95
February 5, 2009	Options to purchase Common Shares	10,000(1)	Cdn$2.27

Notes:

(1)

Issuable pursuant to exercise of options to purchase Common Shares granted under the Company’s stock option plan.

MARKET FOR SECURITIES

The Common Shares are listed for trading on the TSX under the trading symbol “PTM” and on the NYSE-A under the trading symbol “PLG”.  The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE-A for the periods indicated.

Toronto Stock Exchange

Period	High (Cdn$)	Low (Cdn$)	Volume
May 1 to 28, 2009	1.74	1.47	1,019,872
April, 2009	1.62	1.37	1,034,556
March, 2009	1.79	1.30	1,012,619
February, 2009	2.43	1.40	1,396,370
January, 2009	2.86	1.70	1,929,577
December, 2008	1.86	1.35	1,787,082
November, 2008	1.75	0.87	1,045,544
October, 2008	1.50	0.71	1,897,743
September, 2008	3.00	1.04	2,351,206
August, 2008	3.04	1.76	2,455,571
July, 2008	3.15	2.67	3,042,859
June, 2008	3.25	2.60	710,815
May, 2008	3.28	2.30	1,119,622

NYSE-A

Period	High (US$)	Low (US$)	Volume
May 1 to 28, 2009	1.60	1.20	673,065
April, 2009	1.47	1.11	1,108,740
March, 2009	1.50	1.01	1,508,834
February, 2009	1.95	1.10	2,414,527
January, 2009	2.43	1.31	2,375,467
December, 2008	1.52	1.08	2,166,847
November, 2008	1.45	0.70	1,808,774
October, 2008	1.40	0.60	1,533,535
September, 2008	2.85	1.09	1,453,111
August, 2008	2.95	1.77	651,294
July, 2008	3.45	2.70	590,021
June, 2008	3.31	2.59	481,142
May, 2008	3.32	2.23	580,731

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

The Offering consists of 22,802,300 Units (assuming no exercise of the Over-Allotment Option), each Unit comprised of one Common Share and one-half of one Warrant.  The Units will be separable into Common Shares and Warrants immediately following the closing of the Offering.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which 67,816,367 Common Shares were issued and outstanding as at May 28, 2009.  Shareholders are entitled to receive notice of and attend all meetings of shareholders with each share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company.  Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders. The rights and restrictions attached to the Common Shares of the Company may be altered by ordinary resolution of the shareholders.

Warrants

The Warrants will be issued under a warrant indenture (the “Warrant Indenture”) to be entered into between the Company and Computershare Investor Services Inc. (the “Warrant Agent”) as of the Closing Date.  Each Warrant will be transferable and will entitle the holder (each, a “Warrantholder”) to purchase one Warrant Share at a price of Cdn$1.75 at any time up to 5:00 p.m. (Vancouver time) on the date which is 18 months from the date of issuance of the Warrants, after which time the Warrants will expire.  The Company will appoint the principal transfer offices of the Warrant Agent in Vancouver, British Columbia and Toronto, Ontario as locations at which the Warrants may be surrendered for exercise, transfer or exchange.  Under the Warrant Indenture, the Company may from time to time, subject to applicable law, purchase, by invitation for tender, in the open market, by private contract on any stock exchange or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(i)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of any outstanding warrants or options);

(ii)

the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)

the consolidation, reduction or combination of the Common Shares into a lesser number of shares;

(iv)

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; or

(v)

the issuance or distribution to all or substantially all of the holders of the Common Shares of securities of the Company including rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares or property or assets and including evidences of indebtedness, or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(i)

reclassification, redesignation or other change of the Common Shares;

(ii)

consolidations, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or

(iii)

the transfer, sale or conveyance of the undertaking or assets of the Company in their entirety or substantially in their entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property.

No adjustment in the exercise price or the number of Warrant Shares issuable upon exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share, as the case may be.

The Company will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least ten business days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares.  Any subscription for fractional Warrant Shares will be deemed to be a subscription for the next largest whole number of Warrant Shares.  With respect to any Warrants held, Warrantholders will not have any voting or pre-emptive rights or any other rights which a holder of Warrant Shares would have.

The Warrant Indenture will provide that, from time to time, the Company and the Warrant Agent, without the consent of the Warrantholders, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not prejudice the rights of any Warrantholder.  Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the Warrantholders may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the Warrantholders at which there are Warrantholders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Warrantholders present in person or by proxy shall form a quorum) and passed by the affirmative vote of Warrantholders representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution, or (2) adopted by an instrument in writing signed by the Warrantholders representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

The foregoing summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture in the form to be agreed upon by the parties.

PLAN OF DISTRIBUTION

The Offering

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase, as underwriters, on the Closing Date, which is expected to be on or about June 16, 2009, or such other date as may be agreed upon by the Company and the Underwriters, 22,802,300 Units at the Offering Price, payable in cash to the Company, against delivery of the certificates representing the Common Shares and Warrants comprising the Units, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement.  The Units will separate into Common Shares and Warrants immediately upon issue. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Company has also granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, to purchase up to 3,420,345 Over-Allotment Shares at a price of Cdn$1.36 per Over-Allotment Share and up to 1,710,172 Over-Allotment Warrants at a price of Cdn$0.08 per Over-Allotment Warrant, or a combination thereof, to cover over-allotments, if any, and for market stabilization purposes (for greater clarity, a maximum of 15% of the number of Common Shares and Warrants to be sold at the Closing may be issued in Over-Allotment Securities pursuant to the Over-Allotment Option). This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Securities upon exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and the Net Proceeds to the Company (before deducting expenses of the Offering), will be Cdn$36,711,703, Cdn$2,202,702 and Cdn$34,509,001, respectively.

The Offering Price was determined by negotiation between the Company and the Underwriters in accordance with the policies of the TSX.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this short form prospectus. This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation.  The Company has agreed to use its commercially reasonable best efforts to list the Warrants on the TSX. Listing of the Warrants will be subject to the TSX requirements in respect of the distribution of the Warrants to a minimum number of public shareholders.

The Company has agreed to indemnify the Underwriters, and certain related parties, insofar as any expenses, losses, claims, actions, damages or liabilities arise out of or are based, directly or indirectly, upon the performance of the professional services rendered to the Company by the Underwriters pursuant to the Underwriting Agreement, provided however that the Company shall not be required to indemnify any such person for any losses, claims, liabilities or expenses which have resulted primarily from the bad faith, gross negligence, wilful misconduct or failure to comply with applicable laws or regulations by the Underwriters (as determined by a court of competent jurisdiction in a final non-appealable judgment).

The Company has agreed for the benefit of the Underwriters, for a period of 90 days from the Closing Date, not to issue any equity securities or other securities convertible into equity securities of the Company without the prior written consent of the Underwriters, such consent not to be unreasonably withheld (the “Lock-Up”), other than: (i) grants of stock options in the normal course pursuant to any stock option plan of the Company existing on the Closing Date; (ii) the issuance of Common Shares upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities existing on the Closing Date or upon the exercise of stock options subsequently granted pursuant to (i) above, provided that all such Common Shares issued upon such conversion, exercise or exchange are also subject to the Lock-Up; (iii) the issuance of securities in connection with a merger, acquisition, amalgamation, arrangement, reorganization, restructuring or similar transactions involving the Company; and (iv) the issuance of securities in connection with property acquisitions in the ordinary course.

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriters’ Fee in consideration for the services rendered in connection with the Offering. The Company has also agreed to reimburse the Underwriters for certain expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering. The Underwriters will not receive any other fee or commission from the Company in connection with the completion of the Offering.

Pursuant to policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares.  The policy statements allow certain exceptions to the foregoing prohibitions.  The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares.  These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.  Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.

Subscriptions for the Units will be received, subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

Offering in the United States

The Common Shares, Warrants and Warrant Shares have not been and will not be registered under the 1933 Act, or the securities laws of any state, and the Units may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act); except that the Underwriters may, through certain of their qualified U.S. broker-dealer affiliates, offer Units and the Company may sell Units to certain accredited investors as substituted purchasers in transactions that comply with the exemption from the registration requirements of the 1933 Act provided by Rule 506 of Regulation D thereunder.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units in the United States or to, or for the account or benefit of, U.S. persons.  The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Units as part of their distribution.  The Underwriters have further agreed that all other offers and sales of the Units will be made in compliance with Rule 903 of Regulation S under the 1933 Act.

The Warrants will not be exercisable in the United States or by or on behalf of a U.S. person unless an exemption from the registration requirements under the 1933 Act and any applicable state securities law is available, and the Company has received an opinion of counsel to such effect; provided however, that an accredited investor that was the original purchaser of Units in the offering in the United States will not be required to deliver an opinion letter in connection with the exercise of Warrants that were part of those Units at a time when it remains an accredited investor.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be transferred pursuant to certain exemptions from the registration requirements of the 1933 Act.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Gowling Lafleur Henderson LLP, counsel to Platinum, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a purchaser of Common Shares and Warrants comprising the Units acquired pursuant to this Offering.  This summary is applicable only to a purchaser who, at all relevant times, deals at arm’s length and is not affiliated with the Company, and who will acquire and hold such Common Shares and Warrants as capital property (each, a “Holder”), all within the meaning of the Tax Act.  Any Common Shares and Warrants will generally be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a holder of Common Shares or Warrants comprising the Units (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (ii) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; or (iv) that reports its Canadian tax results in a currency other than the Canadian currency.  Such holders should consult their own tax advisors with respect to an investment in Common Shares and Warrants comprising the Units.

This summary does not address considerations related to whether interest on money borrowed by a Holder to acquire Units would be deductible for Canadian income tax purposes.  Holders who are considering borrowing money to acquire Units should consult their own tax advisors in this regard.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act and the regulations thereunder (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”).  This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein.  No assurances can be given that such Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Warrants.  The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder.  Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”).  Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined by the Tax Act), which would not include the Warrants, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Allocation of Purchase Price

A Resident Holder will be required to allocate the purchase price of each Unit between the Common Share and the one-half of one Warrant comprising the Unit on a reasonable basis, in order to determine their respective costs for purposes of the Tax Act.  The Company intends to allocate Cdn$1.36 of the issue price of each Unit as consideration for the issue of each Common Share and Cdn$0.04 for the issue of each one-half of one Warrant.  Although Platinum believes such allocation is reasonable, such allocation will not be binding on the CRA.

The adjusted cost base to a Resident Holder of a Common Share acquired hereunder will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other Common Shares held as capital property at that time by the Resident Holder.

Exercise or Expiry of Warrants

A Resident Holder will not realize a gain or loss upon the exercise of a Warrant to acquire a Warrant Share.  When a Warrant is exercised, the Resident Holder’s cost of Warrant Shares acquired thereby will be equal to the aggregate of the Resident Holder’s adjusted cost base of the Warrants so exercised plus the exercise price paid for the Warrant Shares.  The Resident Holder’s adjusted cost base of the Warrant Shares so acquired will be determined by averaging the cost of those Warrant Shares with the adjusted cost base (determined immediately before the acquisition of the Common Shares) of all other Common Shares held as capital property by such Resident Holder at the time of acquisition.

In the event of the expiry of an unexercised Warrant, the Resident Holder will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant.  The tax treatment of capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.

Disposition of Common Shares and Warrants

A Resident Holder who disposes of or is deemed to have disposed of a Common Share or a Warrant (other than a disposition arising on the exercise or expiry of a Warrant) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Share or the Warrant exceed (or are exceeded by) the aggregate of the adjusted cost base of such Common Share or Warrant, as the case may be, and any reasonable expenses associated with the disposition.  The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs.  Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) may be used to offset taxable capital gains realized by the Resident Holder in the taxation year of disposition.  Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be applied to reduce net taxable gains realized by the Resident Holder in the three preceding taxation years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.  A capital loss realized on the disposition of a Common Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on such share.  Similar rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Common Shares.

Capital gains realized by an individual and certain trusts may result in the individual or trust paying alternative minimum tax under the Tax Act.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Taxation of Dividends Received by Resident Holders

Dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder’s income.

Dividends (including deemed dividends) received on Common Shares by a Resident Holder who is an individual (and certain trusts) will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Company. Taxable dividends received by such a Resident Holder may give rise to alternative minimum tax under the Tax Act.

Dividends (including deemed dividends) received on Common Shares by a Resident Holder that is a corporation will be included in the Resident Holder’s income and will normally be deductible in computing such Resident Holder’s taxable income.  A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Common Shares or Warrants in a business carried on in Canada (each, a “Non-Resident Holder”).  Special considerations, which are not discussed in the summary, may apply to a Holder that is an insurer that carries on an insurance business in Canada and elsewhere.  Such Holders should consult their own advisers.

Dividends

Dividends paid or credited on Common Shares to a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Dispositions

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share or Warrant constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Provided the Common Shares are listed on a designated stock exchange, which currently includes the TSX, at the time of disposition, the Common Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60 month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued Common Shares or any other class or series of shares of the Company.

Even if a Common Share or Warrant is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Common Share or Warrant may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention.

If a Non-Resident Holder to whom Common Shares or Warrants are taxable Canadian property is not exempt from tax under the Tax Act by virtue of a tax treaty, the consequences described under “Residents of Canada” will generally apply.

RISK FACTORS

An investment in the Common Shares and Warrants comprising the Units involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and present stage of exploration and development of its mineral properties.

Prospective purchasers of the Common Shares and Warrants comprising the Units offered hereby should carefully consider the information included or incorporated by reference in this short form prospectus before making an investment decision to purchase Common Shares and Warrants comprising the Units.  The risk factors contained in the Annual Information Form are incorporated herein by reference.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

The failure to complete, in a timely manner or at all, the proposed restructuring of the WBJV may adversely affect the Company’s business.

On December 9, 2008, the Company entered into a series of definitive agreements in respect of the WBJV Restructuring. See “Business of the Company – Western Bushveld Joint Venture – Background”.  There can be no assurance that the WBJV Restructuring will be completed as scheduled or completed at all.  If there is a significant delay in the completion of the WBJV Restructuring or if the WBJV Restructuring is not completed as a result of a failure to obtain required governmental consents, satisfy completion conditions or otherwise, the potential uncertainty caused by such delay or failure could have an adverse effect on the business of the Company or the value of the Common Shares.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business.

The Company has entered into the WBJV Agreement with several partners related to a platinum exploration and development project on the Western Bushveld Complex of South Africa.  Certain members of the management and boards of directors of the joint venture companies are nominated by the Company’s joint venture partners. There is no assurance that the strategic direction of a joint venture will be consistent with the Company’s objectives. Any change in the management or strategic direction of one or more of the Company’s joint ventures could materially and adversely affect the Company’s business and results of operations.  Additionally, if a dispute arises between the Company and a joint venture partner which cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

Socio-economic instability in South Africa or regionally may have an adverse effect on the Company’s operations and profits.

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business.  In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features highly developed and sophisticated business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. It is also difficult to predict the impact of addressing these inequalities on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa.  Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

The Company’s privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”), became law on February 4, 2004. Under the Land Claims Act, the Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business and financial condition.

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa.

With the enactment of the MPRDA, the South African state became the custodian of all mineral rights in South Africa.  All prospecting and mining licences and claims granted in terms of any prior legislation became known as the “old order rights”.  All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. All old order prospecting rights had to be converted by May 1, 2006 and all old order mining rights had to be converted by May 1, 2009.  However, provided a compliant conversation application was lodged before the cut-off date, the old order prospecting or mining right will remain valid pending the conversion.  The treatment of these conversions, new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the new legislation may adversely affect title to the Company’s mineral rights in South Africa which could stop, materially delay or restrict us from proceeding with the Company’s exploration activities or any future development activities or mining operations.

A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering applications for conversion of old order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. The MPRDA also provides that a mining right granted under it may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. All of the Company’s old order prospecting permits in respect of Projects 1 and 3 have now been converted into new order prospecting rights.

If the Company does not comply with the MPRDA, the Company may be materially delayed or restricted from proceeding with its exploration activities, with the development of future mines and with potential mining operations.

The introduction of South African State royalties where all of the Company’s current mineral reserves are located could have an adverse effect on our results of operations and our financial condition.

The Mineral and Petroleum Resources Royalty Act (the “MPRRA”) came into operation on May 1, 2009.  Due to downward pressure on commodity prices, the imposition of royalties has been postponed until March 2010.  The MPRRA provides for a minimum royalty rate of 0.5% and a maximum rate of 5%, and the royalty will be a tax deductible expense.  The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the MPRRA.  If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the MPRRA differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the

Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Units to be distributed pursuant to this short form prospectus will be passed upon on behalf of the Company by Gowling Lafleur Henderson LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in the short form prospectus, either directly or in a document incorporated by reference.

Name	Description
Charles Muller Minxcon (Pty) Ltd.

Authored, in part, the “Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)”, dated January 15, 2007 (the “Pre-Feasibility Study”), which is referred to in the 2008 MD&A; authored the technical report titled “Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45KS), Northern Limb Platinum Property Limpopo Province, Republic of South Africa”, dated March 30, 2008, which is referred to in the 2009 MD&A; is responsible, in part, for the statement of Revised Attributable Reserves and Resources given in the 2009 MD&A; authored, in part, the Feasibility Study, which is referred to in this short form prospectus, the Annual Information Form, the 2009 MD&A, the Financial Statements and the material change report dated September 3, 2008; authored the Project Area 3 Report, which is referred to in this short form prospectus, the Annual Information Form and the 2009 MD&A.

Gordon I. Cunningham Turnberry Projects (Pty) Ltd.

Authored, in part, the Pre-Feasibility Study which is referred to in the 2008 MD&A; is responsible, in part, for the statement of Revised Attributable Reserves and Resources given in the 2009 MD&A; and authored, in part, the Feasibility Study, which is referred to in this short form prospectus, the Annual Information Form, the 2009 MD&A, the Financial Statements and the material change report dated September 3, 2008.

Timothy V. Spindler

Authored, in part, the Feasibility Study, which is referred to in this short form prospectus, the Annual Information Form, the 2009 MD&A, the Financial Statements and the material change report dated September 3, 2008; and authored, in part, the Pre-Feasibility Study which is referred to in the 2008 MD&A.

Byron Stewart Wardrop Engineering Inc.

Authored, in part, the Feasibility Study, which is referred to in this short form prospectus, the Annual Information Form, the 2009 MD&A, the Financial Statements and the material change report dated September 3, 2008.

Gowling Lafleur Henderson LLP	Provided the opinion, in the section of this short form prospectus entitled “Eligibility for Investment” and “Canadian Federal Income Tax Considerations”.

Stikeman Elliott LLP	Provided the opinion, in the section of this short form prospectus entitled “Eligibility for Investment” and “Canadian Federal Income Tax Considerations”.

Interests of Experts

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company’s associates or affiliates.  As of the date of this short form prospectus, the partners and associates of Gowling Lafleur Henderson LLP and Stikeman Elliott LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.

Except as otherwise stated above, none of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in any property of the Company or any associate or affiliate of the Company.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, 7th Floor, Vancouver, British Columbia, V6C 3S7.

The transfer agent and registrar for the Common Shares and the Warrant Agent is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The purchaser should refer to any applicable provisions of the securities legislation of such purchaser’s province for the particulars of these rights or consult with a legal adviser.

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AUDITORS’ CONSENT

We have read the short form prospectus of Platinum Group Metals Ltd. (the “Company”) dated ●, 2009 relating to the issue and sale of 22,802,300 common shares and 11,401,150 warrants of the Company.  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at August 31, 2008 and August 31, 2007 and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years then ended.  Our report is dated November 21, 2008.

● PricewaterhouseCoopers LLP Chartered Accountants Vancouver, British Columbia ●, 2009

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CERTIFICATE OF THE COMPANY

May 29, 2009

This amended and restated short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta and Ontario.

PLATINUM GROUP METALS LTD.

By: (Signed) R. Michael Jones President and Chief Executive Officer	By: (Signed) Frank R. Hallam Chief Financial Officer and Secretary

On Behalf of the Board of Directors

By: (Signed) Barry Smee Director	By: (Signed) Eric Carlson Director

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CERTIFICATE OF THE UNDERWRITERS

May 29, 2009

To the best of our knowledge, information and belief, this amended and restated short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta and Ontario.

THOMAS WEISEL PARTNERS CANADA INC. By: (Signed) Nick Pocrnic	RBC DOMINION SECURITIES INC. By: (Signed) Tim Johnston

GMP SECURITIES L.P. By: (Signed) Mark Wellings

RAYMOND JAMES LTD. By: (Signed) John M. Murphy